Exhibit 12(c)

Notification of Sources of Distribution
Pursuant to Section 19(a) of the Investment Company Act of 1940

Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (LDP)

Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (NYSE: LDP) (the “Fund”), acting in accordance with an exemptive order received from the Securities and Exchange Commission and with approval of its Board of Directors, adopted a managed distribution policy under which the Fund intends to include long-term capital gains, where applicable, as part of the regular monthly cash distributions to its shareholders.  This policy will give the Fund greater flexibility to realize long-term capital gains and to distribute those gains on a regular monthly basis.

The Board of Directors of the Fund declared a year-end capital gain distribution per share.  Please review the following information and important disclosures set forth below.

Amount of Distribution	Ex-Dividend Date	Record Date	Payable Date
$0.010	December 28, 2016	December 30, 2016	January 17, 2017

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year-to-date from the sources indicated in the table.  All amounts are expressed per common share.

DISTRIBUTION ESTIMATES	December 2016		YEAR-TO-DATE (YTD) December 30, 2016*
Source	Per Share Amount	% of Current Distribution	Per Share Amount	% of 2016 Distributions
Net Investment Income	$0.0000	0.00%	$1.5235	80.95%
Net Realized Short-Term Capital Gains	$0.0000	0.00%	$0.0000	0.00%
Net Realized Long-Term Capital Gains	$0.0100	100.00%	$0.3585	19.05%
Return of Capital (or other Capital Source)	$0.0000	0.00%	$0.0000	0.00%
Total Current Distribution	$0.0100	100.00%	$1.8820	100.00%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution policy.  The amounts and sources of distributions reported in this Notice are only estimates, are likely to change over time, and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The amounts and sources of distributions year-to-date may be subject to additional adjustments.

*THE FUND WILL SEND YOU A FORM 1099-DIV FOR THE CALENDAR YEAR THAT WILL TELL YOU HOW TO REPORT THESE DISTRIBUTIONS FOR FEDERAL INCOME TAX PURPOSES.

The Fund’s Year-to-date Cumulative Total Return for fiscal year 2016 (January 1, 2016 through November 30, 2016) is set forth below. Shareholders should take note of the relationship between the Year-to-date Cumulative Total Return with the Fund’s Cumulative Distribution Rate for 2016. In addition, the Fund’s Average Annual Total Return for the since-inception period beginning on the Fund’s July 27, 2012 inception and ending November 30, 2016 is set forth below. Shareholders should note the relationship between the Average Annual Total Return with the Fund’s Current Annualized Distribution Rate for 2016. The performance and distribution rate information disclosed in the table is based on the Fund’s net asset value per share (NAV). The Fund’s NAV is calculated as the total market value of all the securities and other assets held by the Fund minus the total liabilities, divided by the total number of shares outstanding. While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s individual investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Fund Performance and Distribution Rate Information:

Year-to-date January 1, 2016 to November 30, 2016
Year-to-date Cumulative Total Return(1)	7.91%
Cumulative Distribution Rate(2)	7.41%

Since-inception period ending November 30, 2016
Average Annual Total Return(3)	9.83%
Current Annualized Distribution Rate(4)	7.37%

(1)	Year-to-date Cumulative Total Return is the percentage change in the Fund’s NAV over the year-to-date time period including distributions paid and assuming reinvestment of those distributions.

(2)

Cumulative Distribution Rate for the Fund’s current fiscal period (January 1, 2016 through November 30, 2016) measured on the dollar value of distributions in the year-to-date period as a percentage of the Fund’s NAV as of November 30, 2016.

(3)

Average Annual Total Return represents the compound average of the Annual NAV Total Returns of the Fund for the since-inception period beginning on the Fund’s July 27, 2012 inception and ending November 30, 2016. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

(4)

The Current Annualized Distribution Rate is based on the current regular monthly distribution rate of $0.156 per share annualized as a percentage of the Fund’s NAV as of November 30, 2016. The Current Annualized Distribution Rate does not include the long-term capital gain distribution of $0.010 per share.

This Fund has a managed distribution policy that seeks to deliver the Fund’s long term total return potential through regular monthly distributions declared at a fixed rate per share.  Distributions may be paid in part or in full from net investment income, realized capital gains and by returning capital, or a combination thereof.  Shareholders should note, however, that if the Fund’s aggregate net investment income and net realized capital gains are less than the amount of the distribution level, the difference will be distributed from the Fund’s assets and will constitute a return of the shareholder’s capital.  A return of capital is not taxable; rather it reduces a shareholder’s tax basis in his or her shares of the Fund.  The Board of Directors of the Fund may amend, terminate or suspend the managed distribution policy at any time, which could have an adverse effect on the market price of the Fund’s shares.

Shareholders should not use the information provided in preparing their tax returns. Shareholders will receive a Form 1099-DIV for the calendar year indicating how to report fund distributions for federal income tax purposes.